EXHIBIT 8.1 – LIST OF SIGNIFICANT SUBSIDIARIES AND

CONSOLIDATED AFFILIATED ENTITY

LIST OF SIGNIFICANT SUBSIDIARIES AND

CONSOLIDATED AFFILIATED ENTITIES

Significant Subsidiaries

Name of Company	Jurisdiction of Incorporation	Percentage of Equity Owned
Medicure International, Inc.	Barbados	100%
Medicure Pharma Inc.	United States (Delaware)	100%
Marley Drug, Inc.	United States (North Carolina)	100%
Medicure U.S.A. Inc.	United States (Delaware)	100%
Medicure Pharma Europe Ltd	Ireland	100%
Apigen Investments Limited	Mauritius	100%

All significant subsidiaries do business under their respective legal names.